SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No.  1)(1)

Gasco Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

367220100

(CUSIP Number)

7979 E. Tufts Ave., Suite 1150

Denver, Colorado 80237

Attention: Diane Westerburg

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 18, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required in  the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP No. 367220100	13D

1.	Names of Reporting Persons Orogen Energy, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization, Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,692,288,318

	9.	Sole Dispositive Power 3,846,144,159

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Reporting Person 7,692,288,318

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 97.9%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 367220100	13D

1.	Names of Reporting Persons Markham LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization, Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,692,288,318

	9.	Sole Dispositive Power 3,846,144,159

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Reporting Person 7,692,288,318

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 97.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 367220100	13D

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D (this “First Amendment”) amends and supplements the Schedule 13D originally filed on October 28, 2013, and relates to the common stock, par value $0.0001 per share, of Gasco Energy, Inc., a Nevada corporation (the “Issuer”).

This First Amendment is being filed by and on behalf of Orogen Energy, Inc., a Delaware corporation (“Orogen”), and Markham LLC, a Delaware limited liability company (“Markham” and, collectively with Orogen, the “Reporting Persons”).

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented, with effect from the date of this First Amendment, as follows:

On February 18, 2014, the Issuer and the Reporting Persons entered into that certain First Amendment to Credit Agreement (the “First Amendment to Credit Agreement”), pursuant to which, the Revolving Credit Termination Date (as defined in the Credit Agreement) was extended to May 19, 2014.

The First Amendment to Credit Agreement is filed as Exhibit 7(a) hereto and is incorporated herein by reference, and the foregoing summary is qualified in its entirety thereby.

Item 7.                          Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented, with effect from the date of this First Amendment, as follows:

7(a)                          First Amendment to Credit Agreement, dated effective February 18, 2014, by and among Gasco Energy, Inc., Orogen Energy, Inc. and Markham LLC (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Form 8-K dated February 18, 2014, filed on February 24, 2014, File No. 001-32369).

CUSIP No. 367220100	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2014

OROGEN ENERGY, INC.

	By:	/s/ John Dorrier
	Name:	John Dorrier
	Title:	Chairman and CEO

MARKHAM LLC

	By:	/s/ Venkat Siva
	Name:	Venkat Siva
	Title:	Manager